Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: Osprey Technology Acquisition Corp.

Commission File No.:

001-39113

Subject Company: Osprey Technology Acquisition Corp.

This filing relates to the proposed merger involving Osprey Technology Acquisition Corp. (“Osprey”) and BlackSky Holdings, Inc. (“BlackSky”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey, Osprey Technology Merger Sub, Inc. and BlackSky.

The following press release was issued on June 8, 2021:

BlackSky Reports Strong First Half Performance

Business Combination Remains on Track to Close During the Third Quarter of 2021

HERNDON, Va – June 8, 2021 – BlackSky Holdings, Inc. (“BlackSky”), a leading provider of real-time geospatial intelligence and global monitoring services, today provided a business update on its constellation growth, customer growth and revenue outlook.

BlackSky announced today that it remains on track to close the recently announced SPAC transaction with Osprey Technology Acquisition Corp. (“Osprey”) (NYSE: SFTW) during the third quarter of 2021. In addition, BlackSky continues strong execution of its business plan and is providing an update on key year to date operational highlights.

Constellation Deployment Accelerated

BlackSky continues to make significant strides in expanding its satellite constellation and image capture capacity over the first six months of this year and expects to achieve a 14-smallsat constellation by the end of 2021. The Company currently has six satellites providing imagery and information to its customers worldwide and has plans to launch eight more satellites prior to year-end, which would put BlackSky ahead of its planned eight operating satellites as announced in February, despite having lost two satellites due to a recent third-party launch failure. With these planned launches, BlackSky also remains on track to have a constellation of 23 high-resolution satellites by the end of 2023, capable of monitoring the most important locations on Earth every 60 minutes from dawn to dusk.

Expansion of Global Sales Force and Sales Pipeline Growth

The Company announced that during the first half of the year it has commenced several initiatives to accelerate its go-to-market plan. These initiatives include:

•	Expansion of its International sales force and the creation of a UK office to address growing international opportunities.

•

Expansion of the commercial sales force to accelerate the company’s commercial sector go-to-market plan, which is experiencing growing demand. During the last several months there has been a dramatic increase in commercial sales opportunities, and BlackSky is now engaged with more than 30 enterprises across a range of industries on how Spectra, its subscription-based global monitoring platform, can meet their business needs.

•	Launch of a Global Reseller Program. The company established a formal global reseller program with 12 resellers on board with plans to expand the network to 24 by the end of 2021.

With these combined developments, BlackSky has more than doubled its sales force and has increased its pipeline of sales opportunities, with potential five-year estimated revenue ranging from $1.7 billion to $2.5 billion.

Strong Demand from Global Defense and Intelligence Agencies

BlackSky also announced that the National Reconnaissance Office’s (NRO) follow on to EnhancedView, the EO Commercial Layer program, appears to be back on track after a six-month pause. BlackSky is encouraged from recent events that the Request for Proposal (RFP) process is ramping back up and moving forward. Internationally, BlackSky is also announcing that it has signed a multi-year contract with a major international customer. The budget for that program is in place and the contract is moving forward. This is BlackSky’s largest international contract to date. The program was expected to commence in the third quarter, but after some delays on the customer end, is now expected to commence in the fourth quarter of 2021.

Updated 2021 and Future Year Revenue Outlook

BlackSky remains on track to nearly double revenues in 2021 and more than double revenues again in 2022 to approximately $114 million. The confidence in this growth was buoyed by the significant progress with defense and intelligence agencies and commercial customers during the first half of 2021. As a result of the six-month delay in the NRO program and the one quarter slip in the start of the international program, the company expects a $6 million impact to 2021 revenues. BlackSky is adjusting its 2021 revenue forecast to $40 million. The delay of the revenue contributions from these contracts is expected to be offset by increased revenues from new customers and the growth of existing customer relationships in 2022, and therefore BlackSky is making no change to its revenue forecasts for 2022 and beyond.

“We are pleased with the high commercial demand we are experiencing, the strong interest from global defense and intelligence agencies, and our ongoing relationship with the NRO, despite a couple of contract start delays. With the recently received NRO draft RFP in hand and a target commencement date for the international customer, we remain confident with our revenue forecasts for 2022 and beyond,” said Brian O’Toole, BlackSky’s CEO.

Business Combination Remains on Track

On February 18, 2021, BlackSky entered into a business combination agreement with Osprey Technology Acquisition Corp. The business combination is expected to close in the third quarter of 2021. Upon closing of the transaction, it is anticipated that BlackSky will be a publicly listed company and BlackSky’s existing management team will continue to lead the business.

“BlackSky is expanding and scaling through a regular cadence of launches and business growth,” added Mr. O’Toole. “We are consistently increasing our space and Spectra AI machine learning capabilities to deliver first-to-know insights for our customers. Since announcing our plan to go public, we have streamlined our ability to rapidly grow our space sensor network, accelerating our ability to deliver real-time intelligence with average one-hour, dawn-to-dusk imaging revisit rates and average 60-minute delivery times by the end of 2023,” added Mr. O’Toole. “We are pleased that the Osprey merger remains on track, as this transaction fully funds our growth plan and enables us to continue to invest in our delivery infrastructure and accelerate our go-to-market plan to reach new customers. There is significant pent-up demand in the market for affordable, easy access to real-time geospatial intelligence. As the industry shifts from static to real-time insights we are excited to provide the first-to-know insights about the things that matter most to our customers.”

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About BlackSky Holdings, Inc.

BlackSky is a leading provider of real-time geospatial intelligence and global monitoring services. BlackSky monitors activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging its own satellite constellation. BlackSky processes millions of data elements daily from its constellation as well as a variety of space, IoT, and terrestrial based sensors and data feeds. BlackSky’s on-demand constellation of satellites can image a location multiple times throughout the day. BlackSky monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness. BlackSky’s monitoring service, Spectra AI, is powered by cutting-edge compute techniques including machine learning, artificial intelligence, computer vision, and natural language processing. BlackSky’s global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup. On February 17, 2021, BlackSky entered into a definitive agreement for a business combination (the “Merger Agreement”) with Osprey (NYSE: SFTW) that would result in BlackSky becoming a publicly listed company. For more information visit www.blacksky.com.

About Osprey

Osprey is a special purpose acquisition company, or SPAC, that was established as a collaboration between investment firms HEPCO Capital Management, led by Jonathan and Edward Cohen, and JANA Partners, led by Barry Rosenstein and with its SPAC initiative led by JANA Partner David DiDomenico, who serves as Osprey’s CEO, President, and Director. Osprey was formed to consummate a transaction with one or more transformative companies that have developed innovative software delivery platforms. For more information visit www.osprey-technology.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities (xiii) the performance of our third-party service providers, including our satellite manufacturer and launch providers, (xiv) risks related to delays or cancellations from current or expected customers, (xv) the risk that redemptions by Osprey’s public stockholders may require the combined company to seek additional equity and/or debt financing to fund its business plan, and (xvi) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed below and other documents filed by Osprey from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either Osprey or BlackSky, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On May 13, 2021, Osprey filed a registration statement on Form S-4 with the SEC, which included a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov.

The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 12, 2021, and in Osprey’s registration statement on Form S-4, which was filed by Osprey with the SEC in connection with the business combination on May 13, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which was filed by Osprey with the SEC in connection with the business combination on May 13, 2021.

A list of the names of such directors and executive officers and information regarding their interests in the transactions are or will be contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Contacts:

Investors

Michael Bowen and Ryan Gardella

BlackSkyIR@icrinc.com

Media:

Colleen Moffitt

colleen@communiquepr.com

206-282-4923 ext. 113

206-979-4696

Phil Denning

BlackSkyPR@icrinc.com